                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                             ----------------------

                                   FORM 6-K/A

                        REPORT OF FOREIGN PRIVATE ISSUER

                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF MAY, 2002

                               STOLT-NIELSEN S.A.
            --------------------------------------------------------
                 (Translation of registrant's name into English)



                            c/o Stolt-Nielsen Limited
                                  Aldwych House
                                  71-91 Aldwych
                                 London WC2B HN
                                     ENGLAND
                                     -------
                    (Address of principal executive offices)



      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F  |X|           Form 40-F  |_|

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes  |_|                  No  |X|

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

      On April 9, 2002, the registrant filed with the Securities and Exchange Commission a Report on Form 6-K containing its Consolidated Financial Statements (defined below) and the report of Arthur Andersen LLP, its independent public accountants. The registrant's Notes to its Consolidated Financial Statements have been revised to reflect changes made to Note 2. Significant Acconting Policies -- Revenue Recognition and Note 9. Income Taxes. These changes were required to conform the disclosures for revisions made by the registrant's subsidiary, Stolt Offshore S.A., as part of Amendment No. 2 to Stolt Offshore's Registration Statement on Form F-3 (No. 333-86288), as filed with the Commission on May 30, 2002. The registrant has decided to refile its Consolidated Financial Statements with the changes discussed above. The registrant hereby files the documents listed in the
Exhibit Index attached hereto.

                                  EXHIBIT INDEX

--------------------------------------------------------------------------------
EXHIBIT    DESCRIPTION

--------------------------------------------------------------------------------
99 Report of Arthur Andersen, dated January 30, 2002, relating to the Consolidated Financial Statements (defined below).
--------------------------------------------------------------------------------
           The "Consolidated Financial Statements" include:
           (i) the consolidated statements of income of the registrant and its subsidiaries for each of the three years in the period ended November 30, 2001;
           (ii) the consolidated balance sheets of the registrant and its subsidiaries as of November 30, 2001 and 2000;
           (iii) the consolidated statements of shareholders' equity of the registrant and its subsidiaries for each of the three years in the period ended November 30, 2001;
           (iv) the consolidated statements of cash flows of the registrant and its subsidiaries for each of the three years in the period ended November 30, 2001; and
           (v) the notes thereto.
--------------------------------------------------------------------------------

                                    SIGNATURE


            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       STOLT OFFSHORE S.A.


Date: May 31, 2002                     By: /s/ Alan B. Winsor
                                          --------------------------
                                          Name: Alan B. Winsor, Attorney-in-Fact